                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. )

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      -------------------------------------
                         (Title of class of securities)

                                    227478104
                                    ---------
                                 (CUSIP number)

                                 January 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [x]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.  Paul A. Silver
                                             ---------------

         2)       Check the Appropriate box if a Member of a Group (See Instructions).

         (a)      |_|
         (b)      |_|

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States

Number of                       (5)  Sole Voting Power:  None
Shares Beneficially             (6)  Shared Voting Power:  831,000 (1,733,400 if Class B Common
Owned By                        Stock beneficially owned is converted to Class A common stock)
Each Report-                    (7)  Sole Dispositive Power:  None
ing Person                      (8)  Shared Dispositive Power: 831,000 (1,733,400 if Class B
With                            common stock beneficially owned is converted to Class A common stock)

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.   1,733,400 (assumes conversion of all
outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

                                        Not applicable.

         11)      Percent of Class Represented by Amount in Row 9.  10.9% (based upon 15,035,000 shares outstanding and assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days held by Reporting Person).

         12)      Type of Reporting Person (See Instructions).  IN
                                                                --

Item 1(a).        Name of Issuer.
                  --------------
                  A.T. Cross Company.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Paul A. Silver
Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  Hinckley, Allen & Snyder LLP
                  1500 Fleet Center
                  Providence, RI 02903

Item 2(c).        Citizenship.
                  -----------
                  United States.

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Class A common stock, $1.00 Par Value.

Item 2(e).        CUSIP Number.
                  ------------
                  227478104

Item 3.           Not applicable.

Item 4.           Ownership.
                  ---------

The securities reported on herein are held in trust by the W. Russell Boss, Jr.,
Trust B for which Paul A. Silver  acts as  co-trustee.

     (a) Amount Beneficially Owned.

                831,000 shares of Class A common stock.

                902,400 shares which may be acquired by conversion of Class B common stock.

     (b) Percent of Class. The shares of common stock  beneficially owned by the
Trust  for  which  Mr.  Silver  acts  as  co-trustee  represent  10.9%  (assumes conversion of all outstanding  shares of Class B common stock to an equal number of shares of Class A common stock).

     (c) Number of shares of common stock as to which Mr. Silver has:

          (i) sole power to vote or to direct the vote: None

          (ii) shared power to vote or to direct the vote: 831,000 (1,733,400 if
          all   Class   B   shares   are   converted   to   Class   A   shares).

          (iii) sole power to vote or to direct the vote: None

          (iv) shared power to dispose or to direct the  disposition of: 831,000
     (1,733,400 if all Class B shares are converted to Class A shares).

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  ----------------------------------------------------------------------------------------------------------------
                  Holding Company or Control Person.
                  ---------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                  -------------
                  Not applicable.

          By  signing  below I certify  that,  to the best of my  knowledge  and belief, the securities referred to above were not acquired and are not held for the  purpose  of or with the  effect of  changing  or  influencing  the control of the issuer of the  securities  and were not acquired and are not held in connection with or as a participant in any transaction  having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,  complete and correct.

Date:    January 5, 2005            By: /s/ Paul A. Silver
                                       ----------------------------------------